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

                                                                     Exhibit 11



             AIR EXPRESS INTERNATIONAL CORPORATION AND SUBSIDIARIES
                    COMPUTATION OF EARNINGS PER COMMON SHARE
                                   (Unaudited)


(In thousands, except
  per share amounts)


                                       Three Months Ended     Nine Months Ended
                                          September 30,          September 30,
                                        1998        1997      1998         1997
Net income applicable to
  common shares ....................    $13,010    $13,363    $36,401    $34,944

Earnings per share:
   Basic ...........................    $   .38    $   .39    $  1.05    $  1.02
   Diluted .........................    $   .38    $   .38    $  1.04    $  1.00

Common share and common
 share equivalents:

   Weighted average of common
    shares outstanding .............     34,314     34,428     34,530     34,302

   Basic shares ....................     34,314     34,428     34,530     34,302
   Common share equivalents
  (stock options) ..................        319      1,018        476        732
   Diluted equivalent shares .......     34,633     35,446     35,006     35,034

   Basic earnings per share is computed by dividing net income by the weighted average common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average of both the common shares and common share equivalents (stock options) outstanding during the period.

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